Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In Millions)

	Six months ended June 30,
	2010	2009
Consolidated pretax income from continuing operations	$520.9	$55.8
Undistributed earnings of non-consolidated affiliates	4.8	(34.7)
Amortization of capitalized interest	1.8	1.8
Interest expense	23.5	19.3
Interest portion of rental expense	2.5	2.9

Total Earnings	$553.5	$45.1

Interest expense	$23.5	$19.3
Interest portion of rental expense	2.5	2.9

Fixed Charges	$26.0	$22.2

RATIO OF EARNINGS TO FIXED CHARGES	21.3x	2.0x